Integrated Freight Systems, Inc.

Suite 200

6371 Business Boulevard

Sarasota, FL 34240

June 16, 2009

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mark P. Shuman, Branch Chief-Legal
Division of Corporation Finance

Re:	Application for Withdrawal pursuant to Rule 477(b)
Integrated Freight Systems, Inc. (PlanGraphics, Inc.)
Registration Statement of Form S-4
Commission File No. 333-159721

Ladies and Gentlemen:

The above-referenced registrant does hereby submit its application to withdraw the above referenced registration statement pursuant to Rule 477(b), under the Securities Act of 1933.

The reason for this application is that the registration statement on Form S-4, including an information statement to the stockholders of PlanGraphics and a prospectus for the offer of common stock of Integrated Freight Systems to the stockholders of PlanGraphics, should be filed under an EDGAR identification number issued to Integrated Freight Systems, instead of the EDGAR identification number issued to PlanGraphics.

Integrated Freight Systems intends to refile the registration statement on Form S-4 under an EDGAR identification number issued to Integrated Freight Systems following completion of its audit for the fiscal year ended March 31, 2009.

Integrated Freight Systems, Inc.

By: /s/ Paul A. Henley

Paul A. Henley

Chief Executive Officer